Exhibit 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2008
Excluding Interest on Deposits
Income before income tax expense and extraordinary gain	$4,115

Fixed charges:
Interest expense	14,889
One-third of rents, net of income from subleases (a)	349

Total fixed charges	15,238

Add: Equity in undistributed loss of affiliates	497

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$19,850

Fixed charges, as above	$15,238

Preferred stock dividends (pre-tax)	344

Fixed charges including preferred stock dividends	$15,582

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.27

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$15,582
Add: Interest on deposits	11,551

Total fixed charges including preferred stock dividends and interest on deposits	$27,133

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$19,850
Add: Interest on deposits	11,551

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$31,401

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.16

(a)	The proportion deemed representative of the interest factor.